EXHIBIT 99.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSENT

We hereby consent to the inclusion of our report dated June 12, 2006 relating to the consolidated financial statements of Clearly Canadian Beverage Corporation for the years ended December 31, 2004 and 2005, which appears in the Company’s Annual Report on Form 20-F/A amendment No. 3 for the years ended December 31, 2004 and 2005, and to the incorporation by reference of such report in the Registration Statements of Clearly Canadian Beverage Corporation on Form S-8 (File Nos. 333-131713 and 333-100743).

/s/ UHY LDMB Advisors Inc.

UHY LDMB Advisors Inc.
Chartered Accountants
Langley, British Columbia

December 5, 2006